Exhibit 10.2

FIRST AMENDMENT TO EMPLOYMENT AGREEMENT FOR NIKHIL VARTY

WHEREAS, World Standard Ltd. (“WORLD”), and Mr. Nikhil Varty (“Executive”), entered into a certain Employment Agreement dated April 15, 2001, including an Addendum thereto dated February 1, 2006 (collectively, the “Agreement”); and

WHEREAS, WABCO Expats, Inc. (“WABCO EXPATS”), a wholly owned subsidiary of WABCO Holdings, Inc. (“WABCO”), assumed the obligations under the Agreement as successor to WORLD;

WHEREAS, Executive currently serves as WABCO’s Vice President – Compression and Braking;

WHEREAS, amendment of the Agreement is now considered desirable;

NOW, THEREFORE, pursuant to and in accordance with the prior approval of the Compensation, Nominating and Governance Committee of WABCO’s Board of Directors, the Agreement be, and it hereby is, amended in the following particulars, effective as of May 26, 2011:

1.	By adding the following new Section to the Agreement immediately following the Section therein entitled “INCENTIVE COMPENSATION”:

“SEVERANCE BENEFITS

In the event that your employment is terminated by WABCO EXPATS, WABCO, or any of their affiliated companies without Cause or by you for Good Reason (as each such term is defined in Appendix A hereto), you will be entitled to receive the following severance benefits, which are in lieu of and not in addition to any statutory severance benefits that may otherwise be payable to you. If the statutory severance benefits to which you would otherwise be entitled are greater than the amounts described herein, you will receive the statutory severance benefits and no amounts shall be payable under this section. Otherwise, the statutory severance benefits payable to you will be treated as an offset against the amounts payable under this section, so that you will be entitled under this section solely to the excess of the amounts described herein over the amount of such statutory severance benefits, if any. In all events, the amounts payable as severance under this section is subject to your executing a release of claims against WABCO EXPATS, WABCO and their affiliated companies within 45 days of your termination of employment. For avoidance of doubt, any termination of your employment due to death, disability or pursuant to any applicable mandatory retirement policy for executive officers shall not be considered to be “without Cause” for purposes of determining eligibility for severance benefits.

The gross severance benefits payable hereunder (prior to any offset for any statutory severance benefits payable) will include cash severance benefits in a single lump sum amount, payable 60 days after your employment termination, equal to one and one half times the sum of your (i) then current annual base salary plus (ii) your then current target annual incentive opportunity. You will also receive reimbursement of premiums for continued group medical coverage for you and your eligible dependents at the same coverage levels as in effect immediately prior to such termination for a period of 18 months, subject to earlier cessation if you receive comparable benefits from a future employer or fail to timely elect COBRA coverage and reimbursement for financial planning services up to a maximum amount of $5,000, so long as such request for reimbursement is submitted within one year of your termination of employment.

If and to the extent the requirements of Section 409A of the U.S. Internal Code of 1986, as amended (the “Code”), would otherwise apply to any of the severance benefits provided under this section, the parties intend that such severance benefits shall be exempt from Code Section 409A. Specifically, the parties intend that: (a) the severance pay described above shall be exempt from Code Section 409A as a “short-term deferral” pursuant to Treas. Reg. Section 1.409A-1(b)(4); (b) the continued medical coverage described above shall be exempt from Code Section 409A pursuant to Treas. Reg. Section 1.409A-1(b)(9)(v)(B); and (c) the reimbursement for financial planning services described above shall constitute a “limited payment” that is exempt from Code Section 409A pursuant to Treas. Reg. Section 1.409A-1(b)(9)(v)(D).

Notwithstanding the payment schedule contained elsewhere in this section, if and to the extent Section 409A would otherwise apply, if you are a “specified employee” (as defined below) at the time of your termination of employment, the severance benefits under this section shall not be made before the date which is six (6) months and one (1) day after the date of your termination of employment (or, if earlier, the date of your death). For purposes of this agreement, “specified employee” shall have the meaning set forth in Treas. Reg. Section 1.409A-1(i), except that “compensation” shall be defined using the special rule provided in Treas. Reg. Section 1.415(c)-2(g)(5)(ii). Any payments that are so delayed will be paid in full on the first day following the end of the six (6) month period described above. In this case, you shall have the right during such six-month period to pay any unpaid part of the applicable premiums for continued medical coverage at your own expense in order for you to keep such coverage in force.”

2.	By adding the following new Section to the Agreement immediately following the Section therein entitled “RELOCATION”:

“TIMING OF REIMBURSEMENTS AND OTHER PAYMENTS; CODE SECTION 409A

If and to the extent any benefits, reimbursements and other payments provided under this agreement would otherwise be subject to the requirements of Code Section 409A, the provision of any such benefits, reimbursements, and other payments shall be made or done in a manner that complies with the requirements of Code Section 409A. All expenses or other reimbursements to you under this agreement, if any, shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by you (subject to you timely providing any required supporting documentation); provided, however, that the timing for reimbursements of any tax equalization payments shall be as set forth below. Any reimbursement payments due to you pursuant to this agreement shall not be subject to liquidation or exchange for another benefit and the amount of such expenses eligible for reimbursement or such benefits that you receive in one taxable year shall not affect the expenses eligible for reimbursement or the amount of such benefits that you will receive in any other taxable year.

Any amounts payable to you pursuant to any tax equalization agreement (within the meaning of Treas. Reg. Section 1.409A-1(b)(8)(iii)) shall be made to you not later than the last day of your second taxable year following the year in which your U.S. Federal income tax return is required to be filed (including any extensions) for the year to which the compensation subject to the tax equalization payment relates, or, if later, your second taxable year following the latest such taxable year in which your foreign tax return or payment is required to be filed or made for the year to which the compensation subject to the tax equalization payment relates.

The parties intend that the payments and benefits provided for in this agreement to either be exempt from Code Section 409A or be provided in a manner that complies with Code Section 409A and, accordingly, to the maximum extent permitted, this agreement shall be interpreted, and such payment and benefits shall be paid or provided under such other conditions determined by us that cause such payment and benefits, to be in compliance therewith; provided, however, we make no representation that any or all of the payments or benefits provided under this agreement will be exempt from or comply with Code Section 409A and make no undertaking to preclude Code Section 409A from applying to any such payments or benefits. In no event whatsoever shall we be liable for any additional tax, interest or penalty that may be imposed on you by Code Section 409A or damages for failing to comply with Code Section 409A.

Notwithstanding anything contained herein to the contrary, if and to the extent any payments or benefits provided under this agreement would otherwise be subject to the requirements of Code Section 409A and are payable upon your termination of employment, such payments or benefits shall be paid or provided only if your termination of employment constitutes a “separation from service” within the meaning of Code Section 409A (determined after applying the presumptions set forth in Treas. Reg. Section 1.409A-1(h)(1) and (3)).”

3.	By adding to the end of the Agreement the following new Appendix A:

“APPENDIX A

DEFINITIONS

Cause - means (a) your willful and continued failure substantially to perform your duties (other than any such failure resulting from incapacity due to reasonably documented physical or mental illness), after a demand for substantial performance is delivered to you, which specifically identifies the manner in which it is believed that you have not substantially performed your duties, (b) conviction of, or plea of nolo contendere to, a felony, or (c) the willful engaging by you in gross misconduct that is materially and demonstrably injurious to WABCO EXPATS and/or its affiliated companies (collectively, the “Company Group”) or materially impairs your trustworthiness or effectiveness in the performance of your duties. For purposes hereof, no act, or failure to act, on your part shall be considered “willful” unless done, or omitted to be done, by you not in good faith and without reasonable belief that your action or omission was in the best interest of the Company Group. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board of Directors of WABCO or based upon the advice of counsel for WABCO EXPATS or any of its affiliated companies shall be conclusively presumed to be done, or omitted to be done, by you in good faith and in the best interest of the Company Group.

Good Reason - means any of the following:

(a)	a material diminution in your authority, duties, responsibilities status or position(s) as an executive of the Company Group;

(b)	a relocation of your principal offices by at least 30 miles from your initial location under this assignment (other than in connection with repatriation);

(c)	a reduction by the Company Group in your base salary;

(d)	the taking of any action by the Company Group (including the elimination of a plan without providing substitutes therefor or the reduction of your awards thereunder) that would substantially diminish the aggregate projected value of your awards under the Company Group’s applicable incentive plans in which you were participating at the time of the taking of such action;

(e)	the taking of any action by the Company Group that would substantially diminish the aggregate value of the benefits provided to you under the Company Group’s applicable medical, health, accident, disability, life insurance, thrift and retirement plans in which you were participating at the time of the taking of such action; or

(f)	any purported termination by the Company Group of your employment that is not effected for Cause, provided that this shall not include any termination of employment pursuant to the Company Group’s applicable mandatory retirement policy for executive officers.

Notwithstanding the foregoing, a termination for Good Reason shall not have occurred (i) with regard to the occurrence of the events described in subsections (c), (d) and (e) above prior to a Change of Control (as defined in the WABCO Holdings Inc. Omnibus Incentive Plan) if such reductions or actions are proportionate to the reductions or actions applicable to similarly situated executive officers of the Company Group pursuant to a cost savings plan or (ii) unless you give the Company written notice that such event constitutes Good Reason within 90 days of first having knowledge of such event and the Company fails to cure the event within 30 days after receipt of such written notice.”

IN WITNESS WHEREOF, the Parties have executed this amendment as of the date(s) written below:

NIKHIL VARTY	WABCO EXPATS, INC

By:

Title:

Dated:	Dated: